- Total number of pages: 12
- Exhibit on page 10 per index.

1-14335

02040451

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 28 2002
WASH. D.C. 164

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION (15)d OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
JUL 09 2002
THOMSON
FINANCIAL

For the transition period from ________ to ________

Commission file number ___________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEL MONTE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEL MONTE FOODS COMPANY
One Market @ The Landmark
San Francisco, California 94105

DEL MONTE SAVINGS PLAN

December 31, 2001

TABLE OF CONTENTS

	Page Number
Independent Auditors' Report	1
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements	4
Signatures	9
Exhibit 23 – Consent of Independent Auditors	10

Independent Auditors' Report

The Del Monte Corporation Employee Benefits Committee
Del Monte Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Del Monte Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

San Francisco, California
June 13, 2002

DEL MONTE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

		2001	2000
Investments:			
Plan interest in Master Trust	$	141,794,808	156,053,228
Receivable from Plan Sponsor		265,899	222,546
Net assets available for benefits	$	142,060,707	156,275,774

See accompanying notes to financial statements.

DEL MONTE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Investment income (loss):		
Plan interest in Master Trust investment income (loss):		
Interest	$ 127,653	2,593,450
Dividends	4,811,087	7,354,041
Net depreciation in fair value of investments	(17,796,069)	(23,541,104)
Net investment loss	(12,857,329)	(13,593,613)
Contributions:		
Employee	4,993,471	4,977,315
Employer	1,829,402	1,916,770
Total contributions	6,822,873	6,894,085
Deductions – benefits paid to participants	8,180,611	11,532,946
Net decrease	(14,215,067)	(18,232,474)
Net assets available for benefits:		
Beginning of year	156,275,774	174,508,248
End of year	$ 142,060,707	156,275,774

See accompanying notes to financial statements.

DEL MONTE SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Background and Formation

Prior to January 1, 1990, RJR Nabisco, Inc. (RJRN) sponsored the Del Monte Savings-Investment Plan for Regular, Full-Time Employees of the Del Monte division of RJRN. Effective January 1, 1990, Del Monte Corporation, a wholly owned subsidiary of Del Monte Foods, (Del Monte or the Company) was sold. As a result of the divestiture of Del Monte by RJRN, Del Monte established successor plans to certain of the tax-qualified savings and retirement plans of RJRN. On April 18, 1997, Del Monte was acquired by affiliates of Texas Pacific Group.

(2) Description of the Plan

The Del Monte Savings Plan (the Plan) is a defined contribution plan established to provide opportunities for savings to eligible regular, full-time and part-time salaried and nonunion hourly employees of the Company. Additional information about the Plan including the benefit provisions of the Plan is described in the plan document which is available from the Del Monte Corporation Employee Benefits Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective March 1, 2000, Fidelity Management Trust Company (Fidelity) replaced Merrill Lynch Trust Company of California (Merrill Lynch) as recordkeeper and trustee for the Plan. Assets formerly held by Merrill Lynch were transferred from the former investment options to the new investment options offered by Fidelity. The Plan currently offers ten investment options for participants. Prior to March 1, 2000, the Plan offered six investment options.

Effective April 7, 2000, the Del Monte Stock Fund was established as an additional investment option. Through this option, employees may direct any future contributions to the purchase of units of the Del Monte Stock Fund.

(a) Contributions and Benefits

Employees may contribute, through payroll deductions, up to 16% of compensation, subject to the limitations established by the Internal Revenue Code (IRC). Employees may make pre-tax 401(k) contributions up to 10% of compensation as defined in the Plan, subject to a maximum of $10,500 in 2001 and 2000. The Company matches 50% of a participant's contributions up to 6% of eligible compensation. Contributions by employees are vested immediately. Participants become vested in Company matching contributions after two years of Company service. Effective January 1, 1996, the Plan was amended to provide eligible employees with an additional Company contribution, the Retirement Savings Contribution (RSC). The RSC is a percentage of eligible compensation based on age and becomes vested after completion of five years of Vesting Service, as defined in the Plan. Benefits are payable, generally in a lump sum, to the participant upon termination, death, total disability, or retirement. Subject to certain restrictions, employees may take in-service withdrawals from their accounts or may borrow from their accounts.

(b) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

DEL MONTE SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(c) Forfeitures

As of December 31, 2001 and 2000, forfeited nonvested accounts totaled $10,898 and $2,769, respectively. Forfeited nonvested accounts are used to reduce future Company contributions to the Plan. For the years ended December 31, 2001 and 2000, the Company contributions were reduced by $0 and $15,955, respectively, from forfeited nonvested accounts.

(d) Master Trust

The Plan's assets are held by Fidelity effective March 1, 2000 and Merrill Lynch prior to March 1, 2000, the Trustees of the Plan. The Plan Trustees execute all transactions therein under the direction of the Del Monte Corporation Employee Benefits Committee. The assets are held in the Del Monte Master Trust (Master Trust), commingled with assets of the Company's other defined contribution benefit plan. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to each plan based upon the investment percentage on the day the income is earned. As of December 31, 2001 and 2000, the Plan's interest in the assets of the master trust was 93.6% and 94.1%, respectively.

(3) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Valuation of Investments

The Plan's investments in the Master Trust are stated at fair value. Mutual funds and the Del Monte Stock Fund are valued at quoted market prices. Collective funds are valued based on quoted market prices which represent the net asset value of the underlying investments held by the Plan in the collective funds. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold, as well as held during the year.

(d) Administrative Fees

The Company pays the expenses reasonably incurred in administering the Plan. Certain fees applicable to the investment options are netted with the returns of those options.

DEL MONTE SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(e) *Payment of Benefits*

Benefits paid to participants are recorded upon distribution.

(f) *Risks and Uncertainties*

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions, and world affairs.

(4) Investment Options

Various investment funds are available for the purpose of providing participants a choice of investment options. Participants can elect to change the fund or combination of funds into which their contributions and their share of the Company's contributions are invested. These elections can be changed on a daily basis.

The Company intends for the Plan to be an "ERISA 404(c) Plan." As such, participants exercise control over the investment of their accounts. Plan fiduciaries are not liable for losses incurred by participants as a result of such exercise of control.

(5) Loans to Participants

Participants in the Plan may borrow up to 50% of their vested account balance, not to exceed $50,000. Loans are disbursed from the funds in which the participant has contributed in equal proportion to the fund's balance as compared to the participant's total balance. Loans are repaid over a maximum of five years and accrue interest at prime plus 2%.

(6) Income Tax Status

The Company intends that the Plan be a profit sharing plan qualified under Sections 401(a), 501(a) and 401(k) of the IRC and, therefore, not subject to tax under present federal income tax law. The Plan has received a favorable ruling from the Internal Revenue Service to this effect as of March 10, 1999. The Plan has been amended since receiving the determination letter; however, the Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(Continued)

(7) Transactions with Parties-in-Interest

The Company is the Plan administrator, as defined in the Plan, and therefore, all Del Monte Corporation common stock transactions involving the Plan qualify as party-in-interest transactions. As of December 31, 2001 and 2000, the Plan owned 25,134 and 7,900 shares, respectively, of Company common stock. Certain plan investments were managed by Merrill Lynch prior to March 1, 2000. Subsequent to March 1, 2000, certain plan investments were managed by Fidelity. Merrill Lynch and Fidelity are the former and current trustees as designated by the Del Monte Corporation Employee Benefits Committee in accordance with the Plan, and, therefore, investment transactions with Merrill Lynch and Fidelity qualify as party-in-interest transactions.

(8) Summary Master Trust Financial Information

The following table presents the fair values of the Master Trust for the years ended December 31, 2001 and 2000:

		2001	2000
Investments, at fair value:			
Mutual funds	$	65,679,195	76,448,112
Collective trust fund		84,161,341	88,146,535
Del Monte Stock Fund		233,441	63,667
Loan fund		1,284,810	1,162,560
	$	151,358,787	165,820,874

Investment (loss) income for the Master Trust for the years ended December 31, 2001 and 2000 are as follows:

		2001	2000
Investment (loss) income:			
Net appreciation (depreciation) in fair value of investments:			
Mutual funds	$	(15,102,276)	(21,183,229)
Collective trust fund		(3,613,487)	(3,654,593)
Del Monte Stock Fund		10,262	2,325
		(18,705,501)	(24,835,497)
Interest		127,653	2,824,178
Dividends		5,217,920	7,820,543
Total investment loss	$	(13,359,928)	(14,190,776)

(Continued)

DEL MONTE SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(9) Subsequent Events

On June 13, 2002, Del Monte Foods Company announced that it has entered into a definitive agreement with H.J. Heinz Company under which Heinz's U.S. *StarKist®* seafood, North American pet food and pet snacks, U.S. private label soup, *College Inn®* broth, and U.S. baby food businesses will merge with Del Monte in an all-stock transaction.

Under the terms of the agreement, which has been approved by the boards of directors of both companies, Heinz will contribute the above businesses to a newly created, wholly owned subsidiary company, which will be spun off to Heinz's shareholders and immediately merged with a subsidiary of Del Monte to create the new Del Monte. The new company will retain the Del Monte name.

The effect on the Plan, if any, is not known at this time.

DEL MONTE SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEL MONTE SAVINGS PLAN

Date: June 26, 2002

David L. Meyers
Executive Vice President, Administration
and Chief Financial Officer

Exhibit 23

Consent of Independent Auditors

The Del Monte Corporation Employee Benefits Committee
Del Monte Savings Plan:

We consent to the incorporation by reference in registration statement No. 333-34280 on Form S-8 of Del Monte Corporation of our report dated June 13, 2002 with respect to the statements of net assets available for benefits of the Del Monte Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2001 annual report on Form 11-K of the Del Monte Savings Plan.

KPMG LLP

San Francisco, California
June 26, 2002